CONFIDENTIAL TREATMENT REQUESTED BY EDUCATION MANAGEMENT CORPORATION. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED SEPARATELY BY “[*CONFIDENTIAL TREATMENT*]” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

September 17, 2014

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:    Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 3, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 8, 2014
Response dated July 17, 2014
Response dated August 7, 2014
Response dated September 4, 2014
File No. 1-34466

Dear Mr. Spirgel:
This letter responds to the Staff’s request for information during the September 12, 2014 phone conversation with Jill Davis, Associate Chief Accountant and Ivette Leon, Assistant Chief Accountant, related to the above referenced response letters submitted by Education Management Corporation (together with its subsidiaries, the “Company”) with respect to the Staff’s comments on the above referenced filings. During the call, the Staff requested a reconciliation between the $171.3 million of recorded bad debt expense during fiscal 2013 and our estimate of $30 million, or 1.2% of net revenues, of that amount related to uncollectible receivables recorded during fiscal 2013 upon students’ withdrawals which under generally accepted accounting principles should not be recorded as revenue (which we call “contra-revenue” for simplicity in this letter), set forth in our August 7, 2014 letter to the Staff 1.
Our prior response letters to the Staff explain why we believe that our unit of account is the student and collectability of revenue is assured prior to a student starting class. In our August 7,
______________________
1 As described in our letter to the Staff dated August 7, 2014, the estimate of $30 million of contra-revenue assumes we will collect approximately [*CONFIDENTIAL TREATMENT*] of revenues recorded upon the withdrawal of a student which is due from students, not third party sources.

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 1 of 4

2014 letter, we calculated the amount of receivables created at the time of withdrawal of a student. We have evaluated the collectability of the revenue recognized in fiscal 2013 as a result of a student’s withdrawal, which does not include any amounts of pro-rata revenue that was recognized beginning on a student’s first day of class through their withdrawal date and which was recognized in the same fiscal quarter as the withdrawal. We believe the revenue that was recognized on a pro rata basis prior to a student’s withdrawal was earned under a different set of circumstances, that is, based on a reasonable assurance of collectability determined when the student’s course of study began.
As described in our response letter to the Staff dated September 4, 2014, we determine our allowance for doubtful accounts in accordance with Accounting Standards Codification (“ASC”) 310-10-35 (Receivables) and ASC 450-20 (Contingencies) by utilizing a loss migration analysis for pools of similar receivables, which we believe is the most accurate way to evaluate how a large, generally homogenous population of receivables will eventually pay. Accordingly, our process begins by first categorizing gross receivables into three student statuses at each of our physical school locations as well as for fully-online students at three of our institutions. The student statuses are as follows:

•	In-School, which we also refer to as active students;

•	Out-of-School or inactive students, which are for former students who have not made a payment for up to 120 days; and

•	Inactive - Collections, which are for former students who have not made a payment for between 121 and 365 days.
Our reserve ratios are determined based on historical collection experience for each of these three classifications of students. At June 30, 2013, the amount of receivables and reserve ratio (on a weighted average basis) for each student status was as follows (dollars in millions):

	Gross Receivables	Reserve %	Reserve
Active Students	$ [*CONFIDENTIAL TREATMENT*]	[*CONFIDENTIAL TREATMENT*]	$ [*CONFIDENTIAL TREATMENT*]
Inactive Students	[*CONFIDENTIAL TREATMENT*]	[*CONFIDENTIAL TREATMENT*]	[*CONFIDENTIAL TREATMENT*]
Inactive - Collections	[*CONFIDENTIAL TREATMENT*]	[*CONFIDENTIAL TREATMENT*]	[*CONFIDENTIAL TREATMENT*]
Excluded From Reserve[2]	[*CONFIDENTIAL TREATMENT*]	[*CONFIDENTIAL TREATMENT*]	[*CONFIDENTIAL TREATMENT*]

	$ 433.4		$ 202.7

___________________________________________
2 [*CONFIDENTIAL TREATMENT*]

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 2 of 4

Generally, the composition of our bad debt expense in a given fiscal year relates to: i) bad debt amounts that related to receivables created during the academic term within the quarter of withdrawal upon which we recorded pro-rata revenue, but that were recorded at the out-of-school (inactive) rate upon their withdrawal; ii) new receivables created from in-school students that persisted to the next term upon which we recorded bad debt; or iii) outstanding student receivables from prior periods upon which we must recognize more bad debt because their status changed from either (a) in-school to out-of-school or (b) from out-of-school and paying to out-of-school and no longer paying and moving into a collections category. In addition, we write off receivables (and the related reserve) once a student does not pay us for twelve months.
During fiscal 2013, we recorded approximately $171 million of bad debt expense, which we estimate, based on the composition of our bad debt reserve, is composed of the following amounts:

•
Approximately $30 million recognized as revenue, as we discussed in our August 7, 2014 response letter. The elimination of the $30 million from revenue would have meant that receivables were lower by the related revenue amount. Our filed financial statements reflected a $30 million reserve against the increase in receivables resulting from the recognition of $[*CONFIDENTIAL TREATMENT*] at the time of students’ withdrawal. Therefore, the impact on our net earnings of the elimination of the $30 million of revenue had no effect on net earnings;

•
Approximately $[*CONFIDENTIAL TREATMENT*] million related to receivables created during the academic term in which the student withdraws as a result of our recognition of pro-rata revenue and bad debt expense up until the date of the students’ withdrawal;

•	Approximately $[*CONFIDENTIAL TREATMENT*] million related to newly-created in-school (active) student balances resulting from our recognition of pro-rata revenue; and

•
Approximately $[*CONFIDENTIAL TREATMENT*] million related to movements of older, prior term receivable balances from in-school to out-of-school, from out-of-school to collections, and from collections to written off. As the receivable moves from category to category, additional bad debt expense based on the increased reserve rate is recorded.

The following hypothetical documents how we would record reserves for an individual student who withdrew from school after enrolling at the beginning of a fiscal year:
[*CONFIDENTIAL TREATMENT*]
In the example above, our estimate of $30 million of expense related to uncollectible receivables recorded during fiscal 2013 (as described above when a student withdraws during a fiscal quarter and should be recorded as contra-revenue under generally accepted accounting principles) would include the estimated uncollectible receivable associated with the $[*CONFIDENTIAL TREATMENT*] of incremental revenue recorded at the time of withdrawal which would have been recorded as bad debt expense in the fourth quarter of our example.

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 3 of 4

As requested by the Staff, Education Management Corporation (“EDMC”) acknowledges the following with regard to the filings:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have any further questions or comments, please address them to me at (412) 562-0900.
Sincerely,
EDUCATION MANAGEMENT CORPORATION
By: _/s/ Mick J. Beekhuizen__________________
Mick J. Beekhuizen
Executive Vice President and Chief Financial Officer

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 4 of 4